# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Medalist Diversified REIT, Inc., CIK 0001654595
CUSIP: 58403P402
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: P. O. Box 8436, Richmond, Virginia (VA), 23226
Date of event which requires filing of this statement: 01/27/2025
Amends the filing with accession number 0001104659-23-008105
Filed by CIK 0001271775
Persons authorized to receive notices and communications: FRANCIS P. KAVANAUGH, 107 Via Florence, Newport Beach, California (CA), 92663, 949-212-2222

## Reporting persons
- Francis P. Kavanaugh (CIK 0001271775): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 236,000; shared voting power 0; sole dispositive power 236,000; shared dispositive power 0; aggregate amount beneficially owned 236,000 (17.3% of the class)
  Comment: This Amendment No. 3 to Schedule 13D (this "Amendment No. 3") amends and supplements the statement on Schedule 13D initially filed on January 31, 2023 (the "Original Filing") by Francis P. Kavanaugh, as amended by that certain Amendment No. 1 to Schedule 13D filed on June 21, 2023, and further amended by that certain Amendment No. 2 to Schedule 13D filed on June 27, 2023 (collectively, the "Schedule 13D").

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: Medalist Diversified REIT, Inc.
Comment:
Item 1 of the Schedule 13D is hereby amended and restated as follows:

This statement on Schedule 13D relates to the common stock, par value $0.01 per share (the "Shares"), of Medalist Diversified REIT, Inc., a Maryland corporation (the "Issuer"). The Issuer's principal executive offices are located at P.O. Box 8436, Richmond, VA 23226.

## Item 2. Identity and Background
Name of person filing: The Schedule 13D is being filed by Francis P. Kavanaugh (the "Reporting Person").
Residence or business address: The principal business address for the Reporting Person is 107 Via Florence, Newport Beach, CA 92663.
Present principal occupation or employment: The principal business of the Reporting Person is President and Chief Executive Officer of Medalist Diversified REIT, Inc. engaged in the investment and management of commercial real estate with a mailing address of P. O. Box 8436, Richmond, VA 23226.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons and, to the Reporting Persons' knowledge, none of the Scheduled Persons, has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which, he, she or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: See (d), above
Citizenship: The Reporting Person is a citizen of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended to add the following:

In the period beginning on March 11, 2024 through the date hereof, the Reporting Person acquired 137,046 Shares with personal funds in a series of open market purchases for an aggregate consideration of $1,471,045.80.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended to add the following

The Shares reported herein held by the Reporting Person were acquired as described in Item 3 of this Amendment No. 3. The Reporting Person holds such Shares for investment purposes, subject to the following.

The Reporting Person is the Issuer's President and Chief Executive Officer and a member of the Issuer's Board of Directors (the "Board"). In those capacities, the Reporting Person is involved in making investment decisions in constructing the Issuer's real estate portfolio and providing related portfolio management services, in accordance with the Issuer's investment guidelines, policies, objectives and limitations, and subject to oversight by the Board. Additionally, in such capacities, the Reporting Person may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of the Schedule 13D.

As described in more detail in Item 6 below, the Reporting Person, directly and indirectly, holds OP Units and LTIP Units of the Operating Partnership, which, pursuant to the terms of the Limited Partnership Agreement, are redeemable for either cash or Shares, in the Operating Partnership's sole discretion, provided that such units have been outstanding for at least one year (or such lesser time as determined by the Issuer, as general partner of the Operating Partnership, in its sole discretion).

The information in Item 6 of this Schedule 13D is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a)-(b) Calculations of the percentage of Shares beneficially owned assumes there were 1,362,960 Shares outstanding, based on information provided by the Issuer.

As of the date hereof, the Reporting Person directly holds 236,000 Shares which equates to approximately17,3% of the total Shares issued and outstanding.

The aggregate number and percentage of the Shares beneficially owned by the Reporting Person and the number of Shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on the cover pages of this Amendment No. 3, and are incorporated herein by reference.
Number of shares as to which each person has sole or shared power to vote or dispose: See (a) above.
Transactions in the class effected during the past sixty days:
Except as set forth below, the Reporting Person has not effected any transactions in the Shares in the 60 days prior to the date of this Amendment No. 3:

On December 11, 2024, the Reporting Person acquired 5,500 Shares with personal funds in an open market purchase at a purchase price of $12.35 per share.

On January 15, 2025, 2,000 Shares were granted to the Reporting Person by the board of directors of the Issuer pursuant to the Issuer's 2018 Equity Incentive Plan in connection with the Reporting Person's services as the Issuer's Chief Executive Officer.
Other persons with the right to receive dividends or sale proceeds: To the best knowledge of the Reporting Person, no person other than the Reporting Person, or the partners, members, affiliates or shareholders of the Reporting Persons, has the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares reported herein as beneficially owned by the Reporting Person.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Operating Partnership Units

In addition to the Shares owned by the Reporting Person set forth above, as of the date hereof, the Reporting Person directly holds 160,000 units of partnership interest ("OP Units") in the Issuer's operating partnership, Medalist Diversified Holdings, L.P. (the "Operating Partnership"), which were acquired in a private placement, pursuant to that certain Subscription Agreement, dated as of October 11, 2024, by and between the Reporting Person and the Operating Partnership (the "Subscription Agreement"), for aggregate consideration of $2,000,000 in cash. Ownership of OP Units does not constitute beneficial ownership of Shares under Rule 13d-3 under the Act because pursuant to the terms of the Agreement of Limited Partnership of the Operating Partnership, dated as of September 29, 2015, by and among the Issuer and the Limited Partners set forth on Exhibit A thereto, as amended (the "Limited Partnership Agreement"), the holders of OP Units do not have the right to require the Operating Partnership, as the issuer of the OP Units, to redeem their OP Units for Shares. In addition, pursuant to the terms of the Subscription Agreement, the Reporting Person may not redeem the OP Units for Shares, unless such redemption is approved by a majority of the votes cast on the matter at a meeting of stockholders of the Issuer or by written consent of the stockholders of the Issuer in lieu of a special meeting to the extent permitted by applicable federal and state law. The Reporting Person disclaims beneficial ownership of the Shares that may be issuable upon exchange of the OP Units.

As of the date hereof, BET Trust Dated March 11, 1999 ("BET Trust"), of which the Reporting Person is a trustee, directly holds 418,296 OP Units (the "BET Trust OP Units"). 209,600 of the BET Trust OP Units were acquired in a private placement in exchange for the contribution of the Buffalo Wild Wings Property to the Operating Partnership pursuant to that certain Contribution Agreement, dated as of December 14, 2024, by and between CWS BET Seattle, L.P., a Delaware limited liability company whose general partner is BET Trust ("CWS BET"), and the Operating Partnership (the "Contribution Agreement"), as assigned by the Operating Partnership to MDR Bowling Green, LLC, a Delaware limited liability company and wholly-owned subsidiary of the Operating Partnership ("MDR Bowling Green"), by that certain Assignment and Assumption of Contribution Agreement, dated as of January 22, 2025, by and between the Operating Partnership and MDR Bowling Green (the "First Assignment Agreement"), and as amended by that certain First Amendment to Contribution Agreement, dated as of dated as of January 24, 2025, by and between CWS BET and MDR Bowling Green (the "First Amendment"). The rights to receive the OP Units were assigned by CWS BET to BET Trust by that certain Assignment of Right to Issuance of Operating Partnership Units, dated as of January 24, 2025, by and between CWS BET and BET Trust (the "OP Unit Assignment Agreement"). 208,696 of the BET Trust OP Units were originally held by RMP 3535 N Central Ave, LLC ("RMP 3535"), of which the Reporting Person is the managing director, and were acquired in a private placement as consideration for the sale of a certain tract of real property (the "RMP 3535 Sale") pursuant to that certain Purchase and Sale Agreement, dated as of February 15, 2024, by and between the Operating Partnership and RMP 3535 (the "Purchase and Sale Agreement"). The ownership of these OP Units was assigned by RMP 3535 to BET Trust by that certain Assignment of Operating Partnership Units agreement, dated as of January 24, 2025, by and between RMP 3535 and BET Trust (the "RMP 3535 Assignment Agreement." Ownership of OP Units does not constitute beneficial ownership of Shares under Rule 13d-3 under the Act because pursuant to the terms of the Limited Partnership Agreement, the holders of OP Units do not have the right to require the Operating Partnership, as the issuer of the OP Units, to redeem their OP Units for Shares. In addition, pursuant to the terms of the Subscription Agreement, dated as of March 27, 2024, by and between the Operating Partnership and RMP 3535, entered into in connection with the RMP 3535 Sale, BET Trust may not redeem the OP Units for Shares, unless such redemption is approved by a majority of the votes cast on the matter at a meeting of stockholders of the Issuer or by written consent of the stockholders of the Issuer in lieu of a special meeting to the extent permitted by applicable federal and state law. BET Trust disclaims beneficial ownership of the Shares that may be issuable upon exchange of the OP Units.

The information in Item 4 of this Schedule 13D is incorporated herein by reference.

The foregoing descriptions of each of the Subscription Agreement, the Limited Partnership Agreement, the Contribution Agreement, the First Assignment Agreement, the First Amendment, the Op Unit Assignment Agreement, the Purchase and Sale Agreement, and the RMP 3535 Assignment Agreement are not intended to be complete and are qualified in their entirety by reference to such agreements, which are filed as exhibits hereto and incorporated by reference herein.

LTIP Units

As of the date hereof, the Reporting Person directly holds 33,896 LTIP Units (as defined in the Limited Partnership Agreement), 19,349 of which were granted on January 18, 2024 and 14,547 of which were granted on January 15, 2025, to the Reporting Person in lieu of cash compensation by the board of directors of the Issuer pursuant to the Issuer's 2018 Equity Incentive Plan in connection with Reporting Person's service as the Issuer's Chief Executive Officer. LTIP Units are convertible into OP Units at the Reporting Person's sole discretion, but ownership of LTIP Units does not constitute beneficial ownership of Shares under Rule 13d-3 under the Act because pursuant to the terms of the Limited Partnership Agreement, the holders of OP Units do not have the right to require the Operating Partnership, as the issuer of the LTIP Units, to redeem their OP Units for Shares. The Reporting Person disclaims beneficial ownership of the Shares that may be issuable upon exchange of the OP Units.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
1. Agreement of Limited Partnership of Medalist Diversified Holdings, L.P. (filed as Exhibit 4.2 to the Amendment to the Issuer's Registration Statement on Form S-11 filed by the Issuer on October 5, 2018, and incorporated herein by reference)

2. Subscription Agreement, dated as of October 11, 2024, by and between Francis P. Kavanaugh and Medalist Diversified Holdings, L.P. (filed as Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on October 11, 2024, and incorporated herein by reference)

3. Contribution Agreement, dated as of December 14, 2024, by and between Medalist Diversified Holdings, L.P. and CWS BET Seattle, L.P. (filed as Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer on December 17, 2024, and incorporated herein by reference)

4. Assignment and Assumption of Contribution Agreement, dated as of January 22, 2025, by and between Medalist Diversified Holdings, L.P. and MDR Bowling Green, LLC (filed herewith)

5. First Amendment to Contribution Agreement, dated as of dated as of January 24, 2025, by and between CWS BET Seattle, L.P. and MDR Bowling Green, LLC (filed herewith)

6. Assignment of Right to Issuance of Operating Partnership Units, dated as of January 24, 2025, by and between CWS BET Seattle, L.P. and BET Trust Dated March 11, 1999 and Medalist Diversified Holdings, LP (filed herewith)

7. Purchase and Sale Agreement, dated as of February 15, 2024, by and between Medalist Diversified Holdings, L.P. and RMP 3535 N Central Ave, LLC (filed as Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on February 20, 2024, and incorporated herein by reference)

8. Assignment of Operating Partnership Units, dated as of January 24, 2025, by and between 3535 N. Central Ave., LLC and BET Trust Dated March 11, 1999 and Medalist Diversified Holdings, LP (filed herewith)

## Signatures
- Francis P. Kavanaugh: 1/27/2025, Francis P. Kavanaugh/Self (01/27/2025)